UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2025.

Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to the Bank’s Registration Statement on Form F-3/A which was originally filed with the Securities and Exchange Commission on March 3, 2022 (File No. 333-262557).

EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of Simpson Thacher & Bartlett LLP, U.S. counsel for the Bank.

5.2	Opinion of McCarthy Tétrault LLP, Canadian counsel for the Bank.

23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1 above).

23.2	Consent of McCarthy Tétrault LLP (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: January 31, 2025	By:	/s/ Caroline Cook
	Name:	Caroline Cook
	Title:	Associate Vice President, Legal, Treasury and Corporate Securities